TransAlta Investor Day 2007 Conference

CALGARY, Alberta (Nov. 27, 2007) – TransAlta Corporation (TSX:TA;NYSE:TAC), will host its annual Investor Day on Wednesday, Nov. 28 in Toronto from 8 a.m. to 12 p.m. (Eastern). Presenters include Steve Snyder, president and CEO, and members of TransAlta’s executive team.

A link to the live web cast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. A recording of the web cast and transcript will also be available on the TransAlta website following the conference.

A conference call is also available:

Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-7622    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com